UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

Commission file number 0-24649

REPUBLIC BANCORP INC. 401(K) RETIREMENT PLAN

(Full title of the plan)

REPUBLIC BANCORP, INC.

(Name of issuer of the securities held pursuant to the plan)

601 West Market Street

Louisville, Kentucky 40202

(Address of principal executive office)

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN

Louisville, Kentucky

FINANCIAL STATEMENTS

December 31, 2022 and 2021

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN

Louisville, Kentucky

FINANCIAL STATEMENTS

December 31, 2022 and 2021

Crowe LLP Independent Member Crowe Global

Report of Independent Registered Public Accounting Firm

Audit Committee

Republic Bancorp Inc. 401(k) Retirement Plan

Louisville, Kentucky

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Republic Bancorp Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2022 and 2021, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Republic Bancorp Inc. 401(k) Retirement Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP

We have served as the Plan's auditor since 1996.

New York, New York

June 27, 2023

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2022 and 2021

	December 31,
	2022	2021

Assets:
Investments at fair value:
Republic Bancorp, Inc. Common Stock (Class A)	$7,896,311	$9,679,082
Mutual funds	86,170,466	107,346,395
Participant self-directed brokerage accounts:
Republic Bancorp, Inc. Common Stock (Class A and B)	2,465,784	3,045,828
Other stocks	4,303,855	5,351,123
Mutual funds	1,574,790	1,563,386
Total investments, at fair value	102,411,206	126,985,814

Guaranteed interest contract, at contract value	9,167,473	8,453,981
Total investments	111,578,679	135,439,795

Receivables and other assets:
Notes receivable from participants	1,008,855	723,560
Contribution receivable from Employer	103,806	95,948
Other assets	71	1,966
Total receivables and other assets	1,112,732	821,474

Total assets	$112,691,411	$136,261,269

Liabilities:
Other liabilities	$-	$322

Total net assets available for benefits	$112,691,411	$136,260,947

See accompanying notes to financial statements.

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2022 and 2021

	Years Ended December 31,
	2022	2021

Additions to net assets attributed to:
Investment income:
Net appreciation (depreciation) in fair value of investments	$(24,035,834)	$19,191,336
Interest and dividends	1,868,495	1,684,783
Total investment income (loss)	(22,167,339)	20,876,119

Interest income on notes receivable from participants:	42,655	23,049

Contributions:
Employer	3,095,682	3,107,765
Participants	6,613,627	6,605,867
Rollover	716,893	910,525
Total contributions	10,426,202	10,624,157

Total additions	(11,698,482)	31,523,325

Deductions from net assets attributed to:
Benefits paid to participants:
Qualified rollover	9,436,891	6,514,406
Other benefits	2,179,427	460,059
Administrative expenses	254,736	246,118
Total deductions	11,871,054	7,220,583

Net increase (decrease)	(23,569,536)	24,302,742

Net assets available for benefits:
Beginning of year	136,260,947	111,958,205

End of year	$112,691,411	$136,260,947

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS – DECEMBER 31, 2022 and 2021

NOTE 1 – PLAN DESCRIPTION

The following description of the Republic Bancorp Inc. 401(k) Retirement Plan (the “Plan”) is provided for general information. Participants should refer to the plan agreement for a complete description of the Plan’s provisions. The sponsor of the Plan is Republic Bancorp, Inc. (the “Company” or “Employer”).

The Plan was amended and restated effective May 1, 2021. The amendment and restatement of the Plan was required by the Internal Revenue Service (“IRS”) and incorporates prior amendments since the last restatement of the Plan in order to comply with the IRS’s requirements.

General: The Plan, which is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), is a Safe-Harbor Qualified Automatic Enrollment Contribution Account (“QACA”) plan covering all eligible employees of the Company. Except for excluded job classifications, all employees of the Company and its participating affiliate are eligible to participate in the Plan as soon as administratively feasible following their date of hire.

The following are considered job classifications excluded from participation in the Plan:

●	leased employees;
●	non-resident aliens;
●	employees covered by a collective bargaining agreement, unless the terms of the bargaining agreement otherwise provide;
●	employees in co-op placements;
●	individuals who for any period are classified by the Company as independent contractors, regardless of any subsequent reclassification by the Company, a government agency or a court; and
●	employees employed in a temporary job classification.

Contributions: The Plan allows for both traditional and Roth contributions. Unless otherwise elected, employees are automatically enrolled in the Plan following 30 days of employment with a pre-tax contribution rate of 6% of pay. Contributions are invested into the Plan’s default fund unless participant-directed investments are made. Unless otherwise elected, the deferral percentage automatically escalates 1% each year up to 10%. Participants in the Plan may contribute up to the lower of 1) 75% of eligible compensation or 2) the annual maximum legal limit, as defined by the Internal Revenue Service (“IRS”), including catch-up contributions on or after attaining age 50.

The Employer makes Safe-Harbor Enhanced Matching Contributions on behalf of each Plan participant in an amount equal to 100% of the first 1% of the participant's compensation contributed as elective deferrals, plus 75% of the elective deferrals of such participant to the extent that such elective deferrals exceed 1% but do not exceed 5% of the participant's compensation.

In addition, the Employer may award a discretionary bonus match to eligible participants for meeting certain corporate financial performance goals. For the years ended December 31, 2022 and 2021, no discretionary bonus match was awarded.

Participant Accounts: Each participant’s account is credited with the participant’s contribution, any applicable Employer matching or bonus contribution, and an allocation of plan earnings. Each participant’s account is also charged with withdrawals and an allocation of administrative expenses.

Forfeitures of terminated participants’ non-vested accounts are used to offset Plan expenses (including Employer contributions). Income is allocated on a basis proportional to account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

In-Service Distributions: Participants may receive a distribution from the Plan prior to termination of employment if they have attained age 59 ½ or if they incur a financial hardship, as defined by the Plan.

NOTE 1 – PLAN DESCRIPTION (Continued)

Retirement, Death, and Disability: Participants are entitled to 100% of their account balance upon retirement (on or after attaining age 65), death, or permanent and total disability.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. After two years of employment, participants are 100% vested in Company contributions plus earnings thereon.

Payment of Benefits upon Termination:  On termination of service, if a participant’s account balance exceeds $5,000, no portion of the account balance is distributed without the participant’s consent. If the participant’s account balances is equal to or less than $5,000, the balance is automatically rolled over into an IRA product outside of the Plan as soon as administratively possible unless the participant makes a timely election to have the balance distributed or rolled over to an eligible IRA or another eligible retirement plan.

Investment Options:  Except for contributions that default into the Plan’s default fund, all investment accounts are participant directed to either a) investments offered through the Plan or b) other permissible investments by way of participant self-directed brokerage accounts (“Self-Directed”). Employer matching and bonus contributions are allocated ratably based on each participant’s contribution to their investment options.

Investments offered through the Plan include a guaranteed interest account, certain mutual funds, and shares of the Company’s common stock. Participants are able to adjust their investment allocation and may direct employee contributions in 1% increments to a maximum of 75%.

Self-Directed investment options include any specific assets or investments permitted to be acquired by the trustee under the Plan. Self-Directed accounts are charged a transaction fee for any direct investments a participant makes, other than the investment options provided by the Plan.

Republic Bancorp, Inc. Common Stock: The Company’s Class A Common shares are entitled to cash dividends equal to 110% of the cash dividend paid per share on its Class B Common Stock. Class A Common shares have one vote per share and Class B Common shares have ten votes per share. Class B Common Stock may be converted, at the option of the holder, to Class A Common Stock on a share-for-share basis. The Class A Common Stock is not convertible into any other class of the Company’s capital stock. Class A and Class B shares participate equally in undistributed earnings.

Forfeitures: As of December 31, 2022 and 2021, approximately $84,000 and $100,000 of forfeited employer matching contributions were available to offset future plan expenses including Employer contributions.

Notes Receivable from Participants: Prior to July 20, 2021, in order to borrow from the Plan, a Plan participant needed to fall under one of six IRS approved financial-hardship conditions. Subsequent to July 2021, the Plan removed the financial-hardship conditions and began allowing general purpose loans.

Participants may borrow up to 50% of the value of their vested account balance (including any funds from rollovers into the Plan). Participants may borrow a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of the participant’s vested account balance. Only one loan may be outstanding at one time. The highest outstanding balance for prior loans plus any new loans may not exceed $50,000 in a 12-month period. Loan repayment periods typically ranged from one to five years. Loans are secured by the balance in the participant's account and bear interest at the same rate throughout the life of the loan. Interest rates on loans are fixed based on the The Wall Street Journal Prime Rate plus 1.00% on the day loans are originated. Principal and interest are generally paid through bi-weekly payroll deductions. An $50 loan-origination fee and an annual loan-maintenance fee of $25 are deducted from the participant’s account for each new loan.

Loan repayments may be suspended for up to one year in case of an approved leave of absence. Loans to participants on a leave of absence due to a qualified military leave may be automatically suspended for the period of the qualified military leave.

NOTE 1 – PLAN DESCRIPTION (Continued)

Participants who terminate employment at the time a loan is outstanding may be permitted to continue making loan payments, subject to the terms of the loan agreement and promissory note, or may choose to pay off the loan in full. Loan payments may be made electronically or by check.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting: The financial statements of the Plan are prepared under the accrual basis of accounting.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition: The Plan’s investments, other than its fully benefit-responsive investment contract, are reported at fair value. Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as, held during the year.

Payment of Benefits: Benefits are recorded when paid.

Risks and Uncertainties: The Plan provides for various investment options such as a guaranteed interest account, certain mutual funds, shares of the Company’s stock, and other securities. The investments are exposed to various risks, such as interest rate, market, liquidity and credit risk. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participants’ individual account balances.

Concentrations: Republic Bancorp, Inc. common stock represented 9% of the Plan’s net assets available for benefits at December 31, 2022 and 2021. A change in the value of the Company’s common stock can cause the value of the Plan’s net assets available for benefits to change significantly due to this concentration.

Fully Benefit-Responsive Investment Contracts: The Plan holds a direct interest in a fully benefit-responsive contract and reports this investment at contract value. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in fully benefit-responsive contracts may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Notes Receivable: Loans are valued at unpaid principal plus accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan. No allowance for credit losses was recorded at December 31, 2022 and 2021, as no loans were in default.

Administrative Expenses – Plan participants pay administrative expenses incurred in connection with the operation of the Plan. Administrative expenses generally include management, consulting, and loan processing fees.

NOTE 3 – FAIR VALUE

Fair value is the price that would be received by the Plan for an asset or paid by the Plan to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date in the Plan’s principal or most advantageous market for the asset or liability. The effect of a change in valuation technique or its application on a fair value estimate is accounted for prospectively as a change in accounting estimate. When evaluating indications of fair value resulting from the use of multiple valuation techniques, the Plan is to select the point within the resulting range of reasonable estimates of fair value that is most representative of fair value under current market conditions. Fair value measurements are determined by maximizing the use of observable inputs and minimizing the use of unobservable inputs.

NOTE 3 – FAIR VALUE (Continued)

The hierarchy places the highest priority on unadjusted quoted market prices in active markets for identical assets or liabilities (level 1 measurements) and gives the lowest priority to unobservable inputs (level 3 measurements). The three levels of inputs within the fair value hierarchy are defined as follows:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In some cases, a valuation technique used to measure fair value may include inputs from multiple levels of the fair value hierarchy. The lowest level of significant input determines the placement of the entire fair value measurement in the hierarchy. The Plan recognizes transfers into and out of fair value hierarchy levels, if applicable, at the beginning of the period.

The following descriptions of the valuation methods and assumptions used by the Plan to estimate the fair values of investments apply to investments held directly by the Plan.

Mutual funds: The fair values of mutual fund investments are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Common stock: The fair values of Republic Bancorp, Inc. common stock and other common stocks are determined by obtaining quoted prices from nationally recognized exchanges (Level 1 inputs).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value on a recurring basis at December 31, 2022 and 2021 are summarized below:

	Fair Value Measurements at
	December 31, 2022 Using:
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable	Total
	Assets	Inputs	Inputs	Fair
	(Level 1)	(Level 2)	(Level 3)	Value

Participant-Directed Investments, Other Than Self-Directed Brokerage Accounts:

Republic Bancorp, Inc. Common Stock (Class A)	$7,896,311	$—	$—	$7,896,311

Mutual Funds	86,170,466	—	—	86,170,466

Participant Self-Directed Brokerage Accounts:

Republic Bancorp, Inc. Common Stock (Class A and B)	2,465,784	—	—	2,465,784

Other Stocks	4,303,855	—	—	4,303,855

Mutual Funds	1,574,790	—	—	1,574,790

Total	$102,411,206	$—	$—	$102,411,206

NOTE 3 – FAIR VALUE (Continued)

There were no transfers between Level 1 and Level 2 investments in 2022.

	Fair Value Measurements at
	December 31, 2021 Using:
	Quoted Prices in	Significant
	Active Markets	Other	Significant
	for Identical	Observable	Unobservable	Total
	Assets	Inputs	Inputs	Fair
	(Level 1)	(Level 2)	(Level 3)	Value

Participant-Directed Investments, Other Than Self-Directed Brokerage Accounts:

Republic Bancorp, Inc. Common Stock Class (Class A)	$9,679,082	$—	$—	$9,679,082

Mutual Funds	107,346,395	—	—	107,346,395

Participant Self-Directed Brokerage Accounts:

Republic Bancorp, Inc. Common Stock (Class A and B)	3,045,828	—	—	3,045,828

Other Stocks	5,351,123	—	—	5,351,123

Mutual Funds	1,563,386	—	—	1,563,386

Total	$126,985,814	$—	$—	$126,985,814

There were no transfers between Level 1 and Level 2 investments in 2021.

NOTE 4 – INVESTMENTS

Empower Trust Company, LLC (formerly known as Great-West Trust Company, LLC), an affiliate of Empower Retirement, LLC. (“Empower”), served as the Plan’s Custodian and Trustee for the years ended December 31, 2022 and 2021. The Custodian of the Plan held investment assets and executed transactions therein.

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under the Department of Labor’s Rules and Regulations as any of the following:

●	any fiduciary of the Plan;
●	any party rendering service to the Plan;
●	the Employer;
●	and certain others.

As previously mentioned, Empower was the Plan Custodian and Trustee for the years ended December 31, 2022 and 2021. Transactions of the Plan, which are managed by affiliates of the Trustee, qualify as party-in-interest transactions. Professional fees of approximately $170,000 and $152,000 were paid by the Plan to Empower as Custodian for the years ended December 31, 2022 and 2021.

Investment management fees and operating expenses charged to the Plan for investments are deducted from the assets held by the participant. Consequently, investment management fees and operating expenses paid to parties-in-interest are reflected as a reduction of investment return for such investments. The Plan also holds a guaranteed interest contract administered by Empower Annuity Insurance Company of America (formerly known as Great-West Life & Annuity Insurance Company), (“EAICA”).

NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS (Continued)

For Plan years 2022 and 2021, IRON Financial LLC (“IRON”) performed investment consulting services for the Plan and qualified as a party-in-interest. During 2021, IRON was acquired by and merged into Creative Planning HoldCo LLC (“CPH”), with CPH taking over as the Plan’s investment consultant and party-in-interest post-merger. IRON fees for investment services were $6,000 for the year ended December 31, 2021. CPH fees for such investment services were $62,000 and $69,000 for the years December 31, 2022 and 2021. Such fees were not paid directly to IRON or CPH by the Plan but were remitted to them by the Plan’s Custodian and Trustee directly from the fees paid to the Plan’s Custodian and Trustee during the years ended December 31, 2022 and 2021.

TD Ameritrade (“Ameritrade”) provides participant self-directed brokerage accounts associated with the Plan and is considered a party-in-interest. Ameritrade fees for advisory and management services were $25 for the years ended December 31, 2022 and 2021.

The Plan had outstanding notes receivable from participants totaling $1 million and $724,000, respectively at December 31, 2022 and 2021.

The Plan held 253,288 and 1,215 shares of Republic Bancorp, Inc. Class A and Class B Common Stock, at December 31, 2022 and recorded dividend income and net realized losses of approximately $338,000 and $126,000 from its investments in the Employer’s common stock during the 2022 plan year. The Plan held 250,293 and 1,215 shares of Republic Bancorp, Inc. Class A and Class B Common Stock, at December 31, 2021 and recorded dividend income and net realized gains of approximately $299,000 and $277,000 from its investments in the Employer’s common stock during the 2021 plan year.

NOTE 6 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations. In the event of plan termination, participants will become 100% vested in their accounts.

NOTE 7 – INCOME TAX STATUS

The Internal Revenue Service issued an opinion letter dated June 30, 2020 indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code.  Although the Plan has been amended from the original prototype document, Plan management believes that the Plan is currently being operated in accordance with the Internal Revenue Code.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by various taxing authorities; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to and including 2019.

NOTE 8 – INVESTMENT CONTRACT WITH INSURANCE COMPANY

In August 2020, the Plan entered into a fully benefit-responsive investment contract (the “2020 Investment Contract”) with EAICA. The 2020 Investment Contract is a participating group annuity contract with funds held in a general account of EAICA.

The 2020 Investment Contract is considered a “traditional” contract, meaning that the Plan owns the contract itself and not the underlying assets of the investment contract. The terms of the 2020 Investment Contract prohibit transfer or assignment of rights under the contract and provide for participant-initiated distributions at contract value, frequent re-setting of contractual interest rates based upon market conditions. Generally, there are no events that could limit the ability of the Plan to transact at contract value. Additionally, there are no events that allow the EAICA to terminate the 2020 Investment Contract and which require the Plan to settle at an amount different than contract value.

NOTE 8 – INVESTMENT CONTRACT WITH INSURANCE COMPANY (Continued)

For the 2020 Investment Contract, the Plan’s general account is credited with contributions and earnings, including interest and dividends, on the underlying investments and is charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. There are no reserves against contract value for credit risk of the EAICA or otherwise.

The crediting interest rate of the 2020 Investment Contract is based on the EAICA’s rate-setting process. Such interest rates is reset quarterly but cannot be less than 0%. The key factors that influence future interest-crediting rates could include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contracts; and the duration of the underlying investments backing the contract.

The Plan may terminate the 2020 Investment Contract with 60 days prior written notice to EAICA; however, the Plan must provide EAICA 12 months prior written notice of termination to avoid a market value adjustment, which could result in a terminating distribution above or below contract value.

SUPPLEMENTAL SCHEDULE

REPUBLIC BANCORP INC. 401(k) RETIREMENT PLAN

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2022

Name of Plan Sponsor: Republic Bancorp, Inc.

Employer Identification Number: 61-0862051

Three Digit Plan Number: 001

(a)	(b)	(c)	(d)	(e)

Party	Identity of Issue,
in	Borrower, Lessor			Fair
Interest	or Similar Party	Description of Assets	Cost**	Value

	Plan Investments:

*	Republic Bancorp, Inc.	Class A Common Stock		$7,896,311
*	Empower Annuity Insurance Company of America	Guaranteed Interest Account		9,167,473

		Mutual Funds:
	Vanguard	GNMA Fund (Admiral Shares)		4,182,516
	Federated	Federated Institutional High Yield Bond (Institutional Class)		821,161
	Vanguard	Total International Bond Index Fund (Admiral Shares)		1,353,440
	Vanguard	REIT Index Fund (Admiral Shares)		1,188,718
	Vanguard	Vanguard Value Index (Institutional Class)		11,407,306
	Vanguard	Vanguard Growth Index (Institutional Class)		14,380,249
	Vanguard	Vanguard Mid-Cap Index (Institutional Class)		8,693,285
	Vanguard	Vanguard FTSE Social Index Adm		95,154
	Vanguard	Vanguard Small-Cap Index (Institutional Class)		7,745,809
	Fidelity	Fidelity Total Market Index Fund		12,286,962
	Fidelity	Fidelity International Index		7,906,439
	Fidelity	Fidelity Emerging Markets Index Fund		1,962,266
	Fidelity	Fidelity US Bond Index		8,140,121
	Fidelity	Fidelity Short-Term Bond Index		2,108,305
	Fidelity	Fidelity Inflation-Protected Bond Index		2,251,569
	Fidelity	Fidelity International Sustainability Index		27,051
	BlackRock	BlackRock Strategic Income Opps (Institutional Class)		1,620,115
		Total Mutual Funds		86,170,466

	Total Plan Investments:			103,234,250

*	Republic Bancorp, Inc.	Class A Common Stock		2,465,784
*	Ameritrade	Self-Directed Brokerage		5,878,645

	Total Participant Self-Directed Brokerage Accounts			8,344,429

	Participant Loans:
*	Participant Loans	Interest Rates: 3.25% - 8.00%, with maturity dates: 2022-2036		1,008,855

	Total Participant Loans			1,008,855

	Total Assets Held for Investment			$112,587,534

*Denotes party-in-interest.

**Investments are participant directed, therefore, historical cost is not required.

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

23.1	Consent of Independent Auditors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REPUBLIC BANCORP, INC. 401(K) RETIREMENT PLAN
(Name of Plan)

June 27, 2023		/s/ Kevin Sipes
	By:	Kevin Sipes
Executive Vice President & Chief Financial Officer
Republic Bancorp, Inc.